FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of May 2006
KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   __X__   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) Form S-8 filed on December 17, 1996, File No. 333-1540,
(ii) Form S-8 filed on December 7, 2000, File No. 333-51446,
(iii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iv) Form S-8 filed on October 11, 2002, File No. 333-100522,
(v) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110, and
(vi) Form S-8 filed on December 10, 2004, File No. 333-121164.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2006   KERZNER INTERNATIONAL LIMITED

                                                       By: /s/John R. Allison
                                                       Name: John R. Allison
                                                       Title: Executive Vice President
                                                                  Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on May 12, 2006–– Kerzner Announces First Quarter Results

Exhibit 99(1)



FROM: Kerzner International Limited
        Paradise Island, The Bahamas

        Investor Contact: Omar Palacios   Media Contact: Lauren Snyder
        Tel: +1.242.363.6018   Tel: +1.242.363.6018
        Email: Omar.Palacios@kerzner.com   Email: Lauren.Snyder@kerzner.com

<u>**FOR IMMEDIATE RELEASE**</u>

KERZNER ANNOUNCES FIRST QUARTER RESULTS

- *2006 FIRST QUARTER DILUTED EPS OF $1.27 COMPARED TO $1.01 ACHIEVED LAST YEAR*

- *2006 FIRST QUARTER ADJUSTED EPS OF $1.33 COMPARED TO $1.32 ACHIEVED LAST YEAR*

PARADISE ISLAND, The Bahamas, May 12, 2006 - Kerzner International Limited (NYSE: KZL) (the "Company"), through its subsidiaries a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the first quarter of 2006. The Company reported net income in the quarter of $48.7 million, compared to net income of $38.0 million in the same period last year, resulting in diluted net income per share of $1.27 compared to diluted net income per share of $1.01 in the same period last year. Adjusted net income for the quarter was $50.9 million compared to $49.6 million in the same period last year. Adjusted net income per share in the quarter was $1.33 compared to $1.32 in the same period last year.

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $169.7 million and $61.0 million, respectively, as compared to $157.4 million and $63.4 million, respectively, in the same period last year. EBITDA margin for the quarter was 36% as compared to 40% in the same period last year. The decrease in EBITDA margin from the previous year is mainly due to a higher proportion of food and beverage revenue, which has a lower EBITDA margin, and increased levels of utility and sales and marketing expenses.

Atlantis's revenue per available room ("RevPAR") for the quarter was $276 as compared to $269 during the same period last year. In the quarter, Atlantis achieved an average occupancy of 86% as compared to 87% in the same quarter last year. In the quarter, the Company achieved an average daily room rate ("ADR") of $320 as compared to $310 in the same period last year.

The increase in net revenue in the quarter was driven primarily by an increase in food and beverage revenue of 17%. The growth in food and beverage revenue is primarily attributable to the July 2005 addition of the Marina Village at Atlantis, an approximately 75,000 square foot restaurant, retail and entertainment area next to the Marina at Atlantis that includes five new restaurants, and the opening of Nobu Atlantis in January, which is located adjacent to the Atlantis Casino.

At the Atlantis Casino, slot win increased by 4% in the quarter over the same period last year. Table win decreased by 5% over the same period last year. In the quarter, the Company experienced a 1% increase in table drop and a lower table hold, thus contributing to the decrease in table win.

Construction of the $730 million Phase III expansion ("Phase III") on Paradise Island is proceeding. Development of the 600-room, all-suite hotel, expanded water attractions and 100,000 square feet of additional group meeting space is well underway. Completion of these elements of Phase III is expected by April 2007.

The second phase of Harborside at Atlantis ("Harborside"), a timeshare joint venture between the Company and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc., which consists of 116 two- and three-bedroom units, was completed in August of 2005. At the end of the quarter, this phase of Harborside was 42% sold. Including this phase of Harborside, the total number of units at the Harborside development is 198. In the quarter, the Company recognized $3.7 million of equity earnings, as compared to $3.6 million in the same period last year. Additionally, as a result of Harborside adopting a new accounting standard, the Company recognized a one-time, non-cash equity loss of $1.8 million, which has been excluded from adjusted net income and adjusted net income per share.

Construction of the 88-unit Ocean Club Residences & Marina condominium joint venture project is also proceeding. The project was approximately 33% complete at the end of the quarter. The cost of this development, which is being financed primarily from pre-sales of units, is expected to be approximately $130 million. The joint venture has received deposits on 83 units since the units went on the market in May 2005. The project, which is comprised of four 22-unit buildings, is expected to be completed in stages between January and May of 2007. The Company accounts for this joint venture under the equity method of accounting. In the quarter, the Company recognized $3.7 million of equity earnings, which have been excluded from adjusted net income and adjusted net income per share.

The Company entered into a joint venture with Turnberry Associates to develop The Residences at Atlantis, a 495-unit condo-hotel project. Construction is expected to commence once the joint venture secures financing for the development. The Company has consolidated The Residences at Atlantis in its financial statements pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities." In the quarter, the Company recognized a net loss of $0.9 million, which is attributable mainly to its share of sales and marketing expenses and has been excluded from adjusted net income and adjusted net income per share.

Atlantis, The Palm, Dubai

The Company and Istithmar PJSC ("Istithmar") have formed a joint venture to develop Atlantis, The Palm, Dubai ("Atlantis, The Palm"), the Company's second Atlantis-branded resort, which will be situated at the center of the crescent of The Palm, Jumeirah on a 125-acre site. Phase I of this project is expected to include an approximately 1,500-room, five-star hotel, a 60-acre water park, an entertainment village and other amenities. Once complete, this property is expected to be positioned as a leading attraction for Dubai and the anchor resort for The Palm, Jumeirah, a multi-billion dollar land reclamation project.

The development costs for Atlantis, The Palm are expected to be approximately $1.5 billion, including the cost of the 125-acre site on which the property will be located. Construction of Atlantis, The Palm has recently commenced, with completion scheduled for late 2008. The joint venture anticipates it will utilize approximately 86 acres in Phase I, leaving approximately 39 acres available for future development. Additionally, the joint venture has secured the right to reclaim an additional 125 acres of adjacent land should it be required for future phases of development.

This joint venture's capital structure includes an equity investment of $200 million by each partner. The remaining project financing will be comprised of the existing $700 million senior first lien term loan facility, which is subject to various conditions, and an additional $275 million of second lien debt. Istithmar has committed to provide $75 million of the second lien debt. The joint venture has received a commitment, subject to various conditions, from third party underwriters for the remaining $200 million. The joint venture expects to enter into binding definitive documentation for this financing by the end of the second quarter of this year.

The joint venture also expects to purchase the 125-acre site on which the property will be located from the developer of The Palm, Jumeirah in exchange for a $125 million payment-in-kind note that will be subordinated to the first and second lien debt.

The Company has a long-term management agreement with the joint venture and is acting as the development manager for the project. This management agreement entitles the Company to receive a base management fee based on the gross revenue generated by Atlantis, The Palm and an incentive management fee based on operating income. The base management fee is subordinated to the senior debt facilities.

The Company's investment in Atlantis, The Palm is accounted for under the equity method of accounting. During the quarter, the Company recorded equity earnings of $3.8 million, which included $4.1 million related to an increase in the fair value of interest rate swap agreements and $0.3 million of pre-opening expenses. These amounts have been excluded from adjusted net income and adjusted net income per share.

Morocco

In 2005, the Company entered into a joint venture agreement with Société Maroc Emirates Arabs Unis de Développement and Caisse de Dépôt et de Gestion, and into related development and long-term management agreements for the development and operation of a destination resort casino in Morocco, near Casablanca. Based on the recently updated preliminary designs for the project, the budget is anticipated to be increased from approximately $300 million to $325 million.

As a result of a previously announced budget increase, the parties have worked together for several months to arrange debt and equity financing to fund the project. The Company expects to enter into amended binding project agreements with its Moroccan partners and proceed with the project, subject to obtaining third party debt financing. Under the proposed new project agreements, the Company's equity share in this project would be reduced from the originally-contemplated 50% to 25%, with Nakheel Hotels & Resorts LLC assuming a 25% share.

Gaming

Connecticut

For the first quarter, Mohegan Sun reported slot revenue of $216.7 million, up 8% over the same period last year. Slot win per unit per day was $388 for the quarter, a 9% increase over the same period last year. For the quarter, Mohegan Sun's share of the Connecticut slots market was 53%.

Under a relinquishment agreement between Trading Cove Associates ("TCA") and the Mohegan Tribe, TCA, an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. The Company recorded relinquishment and other fees from TCA of $9.7 million in the quarter as compared to $8.9 million in the same period last year.

BLB Investors, L.L.C.

The Company owns a 37.5% interest in BLB Investors, L.L.C. ("BLB"), a joint venture with Starwood Capital Group Global, L.L.C. and Waterford Group, L.L.C., and accounts for its investment in BLB under the equity method of accounting. On July 18, 2005, BLB completed a $470 million acquisition of the U.S. operations of Wembley plc, which included the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. BLB's revenue and net income are driven primarily by Lincoln Park.

In the quarter, Lincoln Park reported net video lottery terminal (VLT) win of $88.1 million, an increase of 12% over the same period last year. Lincoln Park achieved net terminal win per unit per day in the quarter of $275. In the quarter, Lincoln Park recorded VLT revenue of $25.1 million, which represented Lincoln Park's approximate 28% share of VLT win, as the balance of the gaming win is paid primarily to the state of Rhode Island in accordance with the terms of the long-term licensing agreement.

BLB operates Lincoln Park under a master video lottery contract with the state of Rhode Island that was authorized by legislation passed by the Rhode Island General Assembly. This contract allows BLB to increase the number of VLTs at Lincoln Park to 4,752. As of March 31, 2005, Lincoln Park had 3,602 VLTs in operation, which included 600 VLTs that were added to the facility in November 2005 as part of BLB's planned redevelopment of Lincoln Park.

The balance of the expansion project includes the redevelopment of the existing grandstand area and the construction of a new facility that is expected to house at least 1,750 VLTs. The new facility will be located adjacent to the current facility and will contain new restaurant and entertainment areas and VLTs, some of which will be repositioned from the current facility. Upon completion of the redevelopment, Lincoln Park is expected to have 4,752 VLTs in operation.

Completion of the redevelopment project is expected in early 2007. Based on the most recent cost estimates, which indicate a significant rise in the total development costs of this project, the Company expects to make an additional equity investment in BLB of $15 million to $20 million to finance the Company's pro rata share of these additional costs.

In the quarter, the Company reported $1.1 million of equity earnings associated with its investment in BLB.

UK Gaming

Although the future of gaming in the United Kingdom is unclear as a result of the passage of legislation in April 2005, the Company continues to pursue potential opportunities on a selective basis. One such opportunity is a proposed regional casino at The O_2 (formerly the Millennium Dome) in London. The Company is committed to making a contribution of not more than £10 million towards the construction of the raft and shell infrastructure to house the proposed regional casino at The O_2. During the quarter, the Company accrued $2.8 million in costs associated with this project, which were included in corporate expenses in the accompanying condensed consolidated statements of operations.

One&Only Resorts

The Company's luxury resort segment, One&Only Resorts, reported net revenue of $61.9 million and EBITDA of $25.1 million in the quarter compared to net revenue of $42.3 million and EBITDA of $16.6 million in the same period last year. On a combined basis for the branded resorts, One&Only Resorts produced RevPAR of $532 in the quarter, a 20% increase over the same period last year. On the same basis, One&Only Resorts achieved first quarter average occupancy and ADR of 90% and $589, respectively, as compared to occupancy and ADR of 84% and $533, respectively, in the same period last year. The primary contributors to the increases in net revenue and EBITDA during the quarter were the strong performance of One&Only Palmilla and the inclusion of the results of One&Only Maldives at Reethi Rah.

In the quarter, One&Only Palmilla achieved RevPAR of $749, a 17% increase over the same period last year. The resort achieved first quarter average occupancy and ADR of 93% and $803, respectively, compared to average occupancy and ADR of 88% and $724, respectively, in the same period last year. EBITDA during the quarter was $9.6 million compared to $8.8 million in the same period last year.

During the quarter, the 130-room One&Only Maldives at Reethi Rah achieved EBITDA of $6.5 million. RevPAR in the quarter was $774. The resort achieved first quarter average occupancy and ADR of 87% and $888, respectively. Historically, the first quarter is the strongest quarter of the year in the Maldives.

Although the Company does not have any equity ownership interest in Reethi Rah Resort Pvt Ltd ("Reethi Rah"), the entity that owns and operates One&Only Maldives at Reethi Rah, the Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. The Company has agreements with Reethi Rah that provide for operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah's financial statements into the consolidated financial statements of the Company.

In the quarter, the Company recorded net income related to Reethi Rah of $2.0 million, which was after charging depreciation and interest expense of $2.7 million and $1.9 million, respectively. If Reethi Rah realizes additional net income in the future, the Company will continue to be credited up to $14.5 million, which includes $3.6 million of previously-absorbed losses and $10.9 million of interest, management and other fees due from Reethi Rah to the Company.

One&Only Ocean Club achieved first quarter RevPAR of $953, representing a 7% increase over the same period last year. In the quarter, the resort achieved average occupancy and first quarter ADR of 86% and $1,107, respectively, compared to average occupancy and ADR of 87% and $1,023, respectively, in the same period last year. EBITDA at the property was $4.9 million during the quarter as compared to $5.2 million in the same period last year. The decrease in EBITDA is primarily due to the closure of one of the hotel's restaurants in the third quarter of 2005.

In April 2006, the Company entered into development and management agreements for a proposed 132-room hotel, One&Only Cape Town, a joint venture with South African partners, which is expected to be positioned at the highest end of the market in Cape Town, South Africa, on the Victoria & Alfred Waterfront. As currently contemplated, approximately ten of the rooms will be individually-owned condominium units that may be used in the hotel's guest room rental pool. The proposed hotel would be developed through a joint venture that includes the Company and local partners in South Africa.

The development budget for this project is approximately $110 million. The Company has agreed to provide financing assistance in the form of equity, loans and guarantees, which, in the aggregate, total approximately $42 million, which should enable the project to secure financing for the proposed project. The joint venture holds a 50-year land lease with Victoria & Alfred Waterfront (Pty) Limited for the hotel site. The Company owns 20% of the joint venture. The Company is currently evaluating whether the joint venture should be consolidated beginning in the second quarter of 2006 in accordance with the provisions of FIN 46R.

The Company expects to proceed with the project subject to obtaining financing and customary approvals.

Liquidity

At March 31, 2005, the Company held $156.4 million in cash and cash equivalents and restricted cash. This amount consisted of $93.7 million in cash and cash equivalents and $62.6 million in current and long-term restricted cash. Current restricted cash included $14.6 million of deposits held in escrow related to The Residences at Atlantis. Long-term restricted cash consisted of $44.5 million of escrowed funds for the Company's equity investment in the joint venture developing Atlantis, The Palm.

Total interest-bearing debt at the end of the quarter was $800.4 million, comprised primarily of the Company's recently-issued $400 million of 6 3/4% Notes due 2015, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024, as well as $110 million of financing related to the One&Only Palmilla and approximately $55.0 million of non-affiliated debt associated with Reethi Rah. The non-affiliated debt associated with One&Only Palmilla and Reethi Rah is consolidated under FIN 46R.

At the end of the quarter, the Company's $650 million Revolving Credit Facility was undrawn. As of April 30, 2006, the Company had $20 million drawn under this facility. In determining the credit statistics used to measure compliance with the Company's financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of Reethi Rah and the 50%-owned One&Only Palmilla and The Residences at Atlantis are excluded.

In the quarter, the Company incurred $104.9 million in capital expenditures, related primarily to Paradise Island, including capitalized interest of $3.2 million. In the second quarter of 2006, the Company expects to spend between $130 million and $140 million on Paradise Island capital expenditures.

In the quarter, the Company invested $13.1 million of equity in Atlantis, The Palm. The Company expects to invest approximately $35 million of equity in the project in the second quarter of 2006. This investment will be sourced from the remaining escrowed funds, which are currently classified as restricted cash on the Company's consolidated balance sheet.

As of March 31, 2006, shareholders' equity was $1,219.0 million and the Company had approximately 36.7 million Ordinary Shares outstanding. During the quarter, the Company did not repurchase any Ordinary Shares under its share repurchase program, which was authorized in the third quarter of 2005. The Company currently has approximately 1.4 million shares remaining under this program.

Income Taxes

In the quarter, the Company recorded a net income tax benefit of $1.9 million, which represents a U.S. federal tax benefit and state and foreign income tax expenses. In the quarter, the Company paid cash taxes of approximately $1.4 million.

Share-Based Compensation

The Company adopted FASB Interpretation No. 123(R) "Share-Based Payment" on January 1, 2006 and recorded $3.3 million of share-based compensation expense during the quarter, $3.1 million of which was included in corporate expense in the accompanying condensed consolidated statements of operations. The majority of the remaining balance was included in selling, general and administrative expense in the accompanying condensed consolidated statements of operations. The Company did not recognize any share-based compensation expense in the first quarter of 2005.

In addition, the Company recorded $1.6 million and $0.9 million of compensation expense associated with restricted stock grants during the three months ended March 31, 2006 and 2005, respectively.

Recent Announcements

On May 1, 2006, the Company announced that an investor group led by the Company's Chairman, Sol Kerzner, and its Chief Executive Officer, Butch Kerzner, had amended the definitive agreement under which the investor group proposed to acquire the Company to increase the cash purchase price per ordinary share from $76.00 to $81.00 (the "Transaction"). As a result, the Company terminated the solicitation of superior proposals announced on March 20, 2006. The Company has agreed that the Transaction cannot be terminated prior to a stockholder vote without the consent of the investor group. In the event of the consummation of this Transaction, the Company would become a private company and its shares would cease trading on the public markets.

The investor group also includes Istithmar, which is a significant shareholder of the Company, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital LLC, Providence Equity Partners, Inc. and The Related Companies, L.P., which is affiliated with one of the Company's Directors.

The Board of Directors of the Company, upon the unanimous recommendation of a Special Committee of Directors formed to evaluate the terms of the Transaction, approved the revised terms of the merger agreement. The Special Committee of Directors, which includes representatives of two significant shareholders that are not affiliated with the investor group, negotiated the price and other terms of the revised merger agreement with the assistance of its financial and legal advisors.

The Transaction also requires approval of the merger agreement by the Company's shareholders. The Kerzners and Istithmar, which together own approximately 24% of the Company's ordinary shares, have agreed to vote in favor of the Transaction. The Company will schedule a special meeting of its shareholders for the purpose of obtaining shareholder approval.

In the event the merger agreement is terminated under specified circumstances, the investor group will receive a break-up fee of 3% of the equity value of the Transaction (approximately $95 million).

The Company noted that it remains fully committed to all of its current development and expansion plans as scheduled, including its Phase III expansion on Paradise Island and its joint venture developments in Dubai and Morocco. Furthermore, the Company remains focused on and committed to developing an outstanding proposal in connection with one of the two casino licenses to be issued by the Government of Singapore.

The Transaction is expected to close in the third quarter of 2006 and is subject to certain terms and conditions customary for transactions of this type, including the receipt of financing and regulatory approvals. Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners have provided commitments to the investor group for the debt financing of the Transaction.

During the quarter, in connection with the Transaction, the Company incurred $5.8 million in transaction costs related primarily to financial and legal advisors of the Special Committee of Directors.

About The Company

Kerzner International Limited (NYSE: KZL), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean. Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis's water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. The Company is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai. In its gaming segment, the Company developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. The Company is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., the Company is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation

Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to U.S. GAAP Net Income, Reconciliation of EBITDA to U.S. GAAP Net Income, Summary Segment Data - Net Revenue, Summary Segment Data - EBITDA and Hotel Operating Performance Data are attached.

###

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)

		For the Three Months Ended March 31,		
		2006		**2005** [1]
		(Unaudited)		
Revenues:				
Casino and resort revenues	$	215,692	$	188,704
Less: promotional allowances		(8,096)		(7,770)
Net casino and resort revenues		207,596		180,934
Tour operations		17,692		12,993
Management, development and other fees		6,808		6,186
Other		2,747		1,625
		234,843		201,738
Costs and expenses:				
Casino and resort expenses		98,686		84,735
Tour operations		14,930		11,069
Selling, general and administrative		41,423		32,168
Corporate expenses		15,790		8,940
Depreciation and amortization		20,460		15,684
Pre-opening expenses		2,507		492
Transaction costs		5,819		-
UK gaming write-off		-		11,179
		199,615		164,267
Income from operations		35,228		37,471
Relinquishment fees - equity in earnings of TCA		9,479		8,678
Other income (expense):				
Interest income		1,827		2,221
Interest expense, net of capitalization		(9,849)		(10,382)
Equity in earnings of associated companies		12,417		4,165
Other, net		6		6
Other income (expense), net		4,401		(3,990)
Income before provision for income taxes and minority and noncontrolling interests		49,108		42,159
Benefit (provision) for income taxes		1,884		(1,704)
Minority and noncontrolling interests		(2,319)		(2,505)
Net income	$	48,673	$	37,950
Diluted earnings per share	$	1.27	$	1.01
Weighted average number of shares outstanding - diluted		38,376		37,654

(1) The Company has reclassified $0.7 million from corporate expenses to UK Gaming write-off to conform to the Company's financial statements presented in its 2005 Form 20-F.

Kerzner International Limited

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

(In thousands of U.S. dollars except per share data)

(Unaudited)

	For the Three Months Ended March 31,			
	2006		2005	
	$	EPS	$	EPS
Adjusted net income [1]	$ 50,913	$ 1.33	$ 49,621	$ 1.32
Pre-opening expenses [2]	(2,838)	(0.07)	(492)	(0.01)
Transaction costs [3]	(5,819)	(0.15)	-	-
UK gaming write-off [4]	-	-	(11,179)	(0.30)
Real estate income [5]	4,047	0.10	-	-
Harborside cumulative effect of change in accounting principle [6]	(1,755)	(0.05)	-	-
Share of income from Atlantis, The Palm interest rate swaps [7]	4,125	0.11	-	-
Net income	$ 48,673	$ 1.27	$ 37,950	$ 1.01

(1) Adjusted net income is defined as net income before pre-opening expenses, Transaction costs, UK gaming write-off, real estate income, Harborside cumulative effect of change in accounting principle and share of income from Atlantis, The Palm interest rate swaps.

Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to net income computed in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than net income calculated in accordance with U.S. GAAP.

(2) Pre-opening expenses for the quarter ended March 31, 2006 include costs incurred relating to the Phase III expansion on Paradise Island of $2.5 million. Pre-opening expenses also include costs incurred relating to Atlantis, The Palm of $0.3 million, which are included as equity in earnings of associated companies in the accompanying condensed consolidated statements of operations. Pre-opening expenses for the quarter ended March 31, 2005 represent costs incurred relating to the Marina Village at Atlantis, which opened in the third quarter of 2005.

(3) Transaction costs include legal costs and other professional fees incurred during the quarter ended March 31, 2006 relating to the Special Committee to the Company's Board of Directors consideration and subsequent acceptance of an offer to be acquired by an investor group led by the Company's Chairman and Chief Executive Officer.

(4) UK gaming write-off relates to all capitalized and deferred costs incurred for the planning and development of all of the Company's proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated. The Company has reclassified $0.7 million from corporate expenses to UK Gaming write-off to conform to the Company's financial statements presented in its 2005 Form 20-F.

(5) For the quarter ended March 31, 2006, real estate income includes equity in earnings of $3.7 million associated with Ocean Club Residences & Marina and a loss of $0.9 million, net of minority interest, associated with The Residences at Atlantis, two of the Company's joint venture real estate-related projects on Paradise Island. Real estate income also includes a $1.2 million gain resulting from the sale of real estate at Ocean Club Estates during the quarter ended March 31, 2006.

(6) Effective January 1, 2006, Harborside adopted Statement of Financial Accounting Standards No. 152, "Accounting for Real Estate Time-Sharing Transactions," which changed the timing for recognizing timeshare revenues, selling and product costs and maintenance fees for unsold timeshare inventory, as well as the recording of bad debts. As a result of adopting this new standard, Harborside recorded a one-time charge of $3.5 million during the quarter ended March 31, 2006, which resulted in a $1.8 million one-time non-cash equity loss for the Company.

(7) During the quarter ended March 31, 2006, the Company recognized $4.1 million of equity earnings relating to its 50% share of income from the change in fair market value of interest rate swap agreements entered into by the joint venture developing Atlantis, The Palm. It is expected that the joint venture will terminate these swap agreements in the second quarter of 2006.

Kerzner International Limited

Reconciliation of EBITDA to U.S. GAAP Net Income

(In thousands of U.S. dollars)

(Unaudited)

	For the Three Months Ended March 31,	
	2006	2005
EBITDA [1]	$ 85,655	$ 78,552
Share-based and restricted stock grant compensation expense	(4,903)	(883)
Depreciation and amortization	(20,460)	(15,684)
Pre-opening expenses	(2,838)	(492)
Transaction costs	(5,819)	-
UK gaming write-off	-	(11,179)
Real estate income	3,119	-
Other income (expense), net	4,401	(3,990)
Equity in earnings of associated companies	(12,417)	(4,165)
Harborside cumulative effect of change in accounting principle	(1,755)	-
Share of income from Atlantis, The Palm interest rate swaps	4,125	-
Benefit (provision) for income taxes	1,884	(1,704)
Minority and noncontrolling interests	(2,319)	(2,505)
Net income	$ 48,673	$ 37,950

(1) EBITDA is defined as net income before share-based and restricted stock grant compensation expense, depreciation and amortization, pre-opening expenses, Transaction costs, UK gaming write-off, real estate income, other income (expense), net (excluding equity in earnings of associated companies before equity in earnings of Ocean Club Residences & Marina, Harborside cumulative effect of change in accounting principle, the Company's share of income from Atlantis, the Palm interest rate swaps and the Company's share of Atlantis, The Palm pre-opening expenses), benefit (provision) for income taxes and minority and noncontrolling interests.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited.

Kerzner International Limited

Summary Segment Data - Net Revenue
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months Ended March 31,	
	2006	2005 [5]
Destination Resorts [1]:		
Atlantis, Paradise Island		
Rooms	$ 56,032	$ 55,710
Casino	44,003	45,072
Food and beverage	44,660	38,180
Other	22,086	17,902
	166,781	156,864
Promotional allowances	(8,096)	(7,770)
	158,685	149,094
Tour operations	10,080	7,306
Harborside fees	939	1,011
	169,704	157,411
Atlantis, The Palm development fees	300	201
	170,004	157,612
Gaming:		
Connecticut fees	236	223
One&Only Resorts:		
One&Only Ocean Club	12,953	13,272
One&Only Palmilla	21,711	18,568
One&Only Maldives at Reethi Rah [2]	14,247	-
Other resorts [3]	5,333	4,751
Tour operations	7,612	5,687
	61,856	42,278
Other [4]	2,747	1,625
	$ 234,843	$ 201,738

(1) Includes revenue from Atlantis, Paradise Island, Ocean Club Golf Course, the Company's wholly-owned tour operator, PIV, Inc., marketing and development fee income from Harborside and development fee income from Atlantis, The Palm.

(2) One&Only Maldives at Reethi Rah commenced operations on May 1, 2005.

(3) Includes management, marketing and development fees from the Company's One&Only Resorts properties located in Mauritius, Dubai and the Maldives.

(4) Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts. Relinquishment fees - equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying condensed consolidated statements of operations.

(5) Certain amounts for the 2005 period have been reclassified to conform to the current period's presentation.

Kerzner International Limited

Summary Segment Data - EBITDA

(In thousands of U.S. dollars)

(Unaudited)

	For the Three Months Ended March 31,	
	2006	2005 [3]
Destination Resorts:		
Atlantis, Paradise Island	$ 53,929	$ 57,165
Tour operations	2,466	1,694
Harborside fees	939	1,011
Harborside equity earnings	3,692	3,553
	61,026	63,423
Atlantis, The Palm	280	173
	61,306	63,596
Gaming:		
Connecticut	9,479	8,901
United Kingdom	(3,194)	(490)
BLB	1,121	(695)
Other equity losses	(166)	(257)
	7,240	7,459
One&Only Resorts:		
One&Only Ocean Club	4,911	5,168
One&Only Palmilla	9,570	8,845
One&Only Maldives at Reethi Rah	6,542	-
Other resorts [1]	5,333	4,751
Tour operations	289	222
Direct expenses	(3,510)	(3,960)
Other equity earnings	1,988	1,564
	25,123	16,590
Corporate and other [2]	(8,014)	(9,093)
	$ 85,655	$ 78,552

See definition and management's disclosure regarding EBITDA in the accompanying reconciliation of EBITDA to U.S. GAAP net income.

(1) Consists of management, marketing, development and other fees for operations located in Mauritius, Dubai and the Maldives.

(2) Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

(3) Certain amounts for the 2005 period have been reclassified to conform to the current period's presentation.

Kerzner International Limited

Hotel Operating Performance Data

(Unaudited)

	For the Three Months Ended March 31,	
	2006	**2005**
Atlantis, Paradise Island:		
Occupancy	86%	87%
ADR [1]	$ 320	$ 310
RevPAR [2]	$ 276	$ 269
One&Only Resorts [3]:		
Occupancy	90%	84%
ADR [1]	$ 589	$ 533
RevPAR [2]	$ 532	$ 445
One&Only Ocean Club:		
Occupancy	86%	87%
ADR [1]	$ 1,107	$ 1,023
RevPAR [2]	$ 953	$ 891
One&Only Palmilla:		
Occupancy	93%	88%
ADR [1]	$ 803	$ 724
RevPAR [2]	$ 749	$ 638
One&Only Maldives at Reethi Rah:		
Occupancy	87%	-
ADR [1]	$ 888	-
RevPAR [2]	$ 774	-

Management believes that the results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures: occupancy, average daily rate ("ADR") and revenue per available room ("RevPAR"). These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry. The demand for accommodations at our resorts may also be affected by normal recurring seasonal patterns.

(1) ADR represents room revenue divided by the total number of room nights occupied.

(2) RevPAR represents room revenue divided by the total number of room nights available.

(3) One&Only Resorts represents the consolidated results of the seven properties that the Company markets under its One&Only brand: One&Only Ocean Club, One&Only Palmilla, One&Only Le Saint Geran, One&Only Le Touessrok, One&Only Kanuhura, One&Only Maldives at Reethi Rah and One&Only Royal Mirage.